FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 19, 2005

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Buenos Aires, September 19, 2005

To

COMISIÓN NACIONAL DE VALORES

25 de mayo 175

City of Buenos Aires

Re.: September 16, 2005 Ordinary Shareholders’ Meeting Summary

Dear Sirs,

We are pleased to inform you, as required by the Listing Regulations, the resolutions adopted on each item of the Agenda for the Ordinary Shareholders’ Meeting held by Petrobras Energía Participaciones S.A. on September 16, 2005 at 3.15 pm, at the corporate offices located at Maipú 1, second basement, City of Buenos Aires.

Present at such meeting there were 15 shareholders, of which 8 attended by proxy and 7 in person, representing a par value capital of $1,653,026,390 entitled to 1,653,026,390 votes, and a 77,53 % quorum.

The resolutions therein adopted were as follows:

1) It was unanimously resolved to approve all actions taken by resigning regular director Alberto Javier Saggese.

2) It was unanimously resolved to designate Mr. Almir Guilherme Barbassa as Regular Director, who had previously sent to the Company his written acceptance of such designation, to hold office until the Shareholders’ Meeting to be held to discuss year 2006 affairs.  Consequently, Alternate Director Vilson Reichemback Da Silva, who as such had become Regular Director in the wake of Director Alberto Javier Saggese’s resignation, will again hold the office of Alternate Director to which he had been originally appointed, so that the Company maintains one Non-independent Alternate Director and one Independent Alternate Director.  In furtherance of Comisión Nacional de Valores General Resolution No. 368/2001, it was informed that Mr. Almir Guilherme Barbassa has the status of non-independent.  Finally, the Company’s attorneys José María Zuliani, Pablo Alfredo Iruzubieta and María Cristina Antúnez were authorized so that any of them, acting indistinctly, may proceed with the statutory registration steps with sufficient powers to answer notices, execute private instruments and make copies of the minutes.

3) It was unanimously resolved that the President designates the shareholders who will execute the minutes, upon which Messrs. Francisco Antonio de Bella and Walter Chiarvesio, acting on behalf of shareholder Siembra AFJP, were appointed to such effect..

The meeting was adjourned at 3:32 pm.

Yours sincerely,

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 09/19/2005

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney